EX-21.1 SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation

Impac Funding Corporation*	California

Impac Warehouse Lending Group, Inc.	California

IMH Assets Corp.	California

Integrated Real Estate Service Corporation	California

*  Impac Funding Corporation owns 100% of the common stock of Impac Secured Assets Corporation, a California corporation, and Impac Commercial Capital Corporation, a California corporation.